UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 27 January 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
:
C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill≠, R P Menell, D N Murray,
D M J Ncube, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, ** Executive Director
Company Secretary:
M M L Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile    +27 82 312 8692
email
Avishkar Nagaser@
goldfields.co.za

Willie Jacobsz
Tel
+1 617 535 7545
Mobile    +1 857 241 7127
email
Willie.Jacobsz@
gfexpl.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
M E D I A R E L E A S E
PRODUCTION IN-LINE; COSTS BETTER THAN
GUIDANCE
Johannesburg, 27 January 2016: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) Group attributable equivalent gold production for the 2015 financial year is expected to be 2.16Moz, which is within 1%
of the original guidance (provided in February 2015) of 2.17Moz.

Unit cost are expected to be lower than the improved guidance
(published in November 2015) with All-in Sustaining Costs (AISC)
estimated at US$1,020/oz (guidance: US$1,035/oz) and All-in Costs
(AIC) at US$1,035/oz (guidance: US$1,055/oz). The original guidance
(February 2015) for AISC and AIC was US$1,055/oz and
US$1,075/oz, respectively.

For Q4 2015, Group attributable equivalent gold production is expected to be 566.0koz (Q3 2015: 556.7koz), with AISC of
US$940/oz (Q3 2015: US$948/oz) and AIC of US$950/oz (Q3 2015:
US$961/oz).

Attributable equivalent gold production (koz) by mine expected for Q4
2015 is summarised in the table below.
Q4 2015
Q3 2015
St Ives
100.4
83.6
Agnew/Lawlers
65.7
57.5
Granny Smith
72.4
82.1
Darlot
24.6
25.4
Total Australia
263.0
248.6
Tarkwa
130.2
134.4
Damang
38.6
40.0
Total Ghana
168.8
174.4
Cerro Corona
65.9
78.8
Total Peru
65.9
78.8
South Deep
68.1
54.9
Total South Africa
68.1
54.9
Total Group
566.0
556.7
Gold Fields’
financial results for the quarter and year ended 31
December 2015 will be published on Thursday, 18 February 2016.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.co.za

Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
Email:
Willie.Jacobsz@gfexpl.com

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.co.za
ends
Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.2 million ounces. It has attributable Mineral Reserves of around 48 million ounces and Mineral Resources of around 108 million ounces. Attributable copper Mineral Reserves total 620 million pounds and Mineral Resources
6,873 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE)
and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 27 January 2016
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer